UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1. Summary of the Resolutions approved by the General Extraordinary Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings held on October 10, 2019.

FREE TRANSLATION

TELECOM ARGENTINA S.A.

Summary of the Resolutions approved by the General Extraordinary Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings held on October 10, 2019

The following resolutions were adopted by the shareholders upon reviewing each of the items included in the Agenda:

1) Appoint two shareholders to sign the Minutes of the Meeting.

The representative of the shareholder Cablevisión Holding S.A. and the representative of the shareholder Fintech Telecom LLC were appointed to sign the Minutes.

2) Amendment of sections 4th, 5th and 6th of the Corporate Bylaws. Appointment of those persons that will be in charge of carrying out the procedures related to the approval and registration of the amendments.

The amendment of sections 4th, 5th and 6th of the Bylaws was approved, in accordance with the proposal submitted by the Company’s Board of Directors at its Meeting No. 387. It was resolved to delegate the powers to determine the time, manner and condition of issuance of the certificates representing certified shares to the Board of Directors, in the event that it is so resolved in the future by the respective Class “A” and Class “D” Shares Special Shareholders’ Meetings. Finally, the persons in charge of conducting the procedures to obtain approval and registration of the Corporate Bylaws’ amendments were appointed.

Item 2 of the Agenda was approved, pursuant to Section 4 of the Company´s Bylaws, in the General Extraordinary Shareholders’ Meeting and previously in the Class “A” and Class “D” Shares Special Shareholders’ Meetings.

Ms. Nora Lavorante an accountant of the Bolsa de Comercio de Buenos Aires attended the meeting.

/s/ Alejandro A. Urricelqui
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: October 10, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations